INVESTMENT MANAGERS SERIES TRUST II

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

July 18, 2025

Ms. Mindy Rotter, Esq., CPA

Ms. Soo Im-Tang

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”)

Registration Statement on Form N-14 (File No. 333-287935)

Dear Ms. Rotter and Ms. Im-Tang:

This letter summarizes the comments provided to me by Ms. Rotter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by telephone on July 1, 2025, and by Ms. Im-Tang of the Staff of the Commission by telephone on July 8, 2025 on the Registrant’s registration statement filed on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the  LeaderShares® Activist Leaders® ETF, LeaderShares® AlphaFactor® Tactical Focused ETF, LeaderShares® AlphaFactor® US Core Equity ETF, LeaderShares® Equity Skew ETF and LeaderShares® Dynamic Yield ETF (each, a “Target Fund” and together, the “Target Funds”), each a series of Two Roads Shared Trust, into the LeaderShares® Activist Leaders® ETF, LeaderShares® AlphaFactor® Tactical Focused ETF, LeaderShares® AlphaFactor® US Core Equity ETF, LeaderShares® Equity Skew ETF and LeaderShares® Dynamic Yield ETF (each, an “Acquiring Fund” and together, the “Acquiring Funds”), respectively, each a new series of the Registrant. This combined proxy statement/prospectus is referred to below as the “Proxy Statement.” The Target Funds and the Acquiring Funds are collectively referred to herein as the “Funds.”

Responses to all of the comments are included below and, as appropriate, will be incorporated into a pre-effective amendment to the Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

Accounting Comments

1.	Please confirm in correspondence that the semi-annual financial information will be updated in the Amendment and all applicable sections and hyperlinks will be updated. In addition, please confirm that an updated auditor consent will be provided.

Response: The Registrant confirms that the semi-annual financial information and all applicable sections and hyperlinks will be updated in the Amendment. In addition, the Registrant confirms that the Amendment will contain an updated auditor consent.

2.	Please update the fees to represent current fees in accordance with Item 3 in Form N-14.

Response: The Registrant has updated the fees and expenses tables to reflect information as of April 30, 2025. The Registrant believes that the fees presented in the fee tables represent current fees, as required by Item 3(a) of Form N-14. Please see the revised fee tables in Appendix A attached hereto.

3.	Please consider updating the capitalization table to reflect data from within 30 days of the filing of the Amendment or alternatively, confirm in correspondence that there have been no material changes to the capitalization table since the date reflected in the table.

Response: The Registrant has updated the capitalization tables to reflect data as of June 30, 2025, and confirms that the updated capitalization tables will be included in the Amendment. Please see the revised capitalization tables in Appendix B attached hereto.

Legal Comments

4.	In the Dear Shareholder letter included in the Proxy Statement, it states “[t]he Reorganizations are not expected to result in any increases in shareholder fees or expenses.” Please clarify in the disclosure if there will be any increase and if so, explain the increase.

Response: The Registrant has added the following disclosure:

Both the Target Funds and the Acquiring Funds operate under a unitary fee contract structure whereby each Fund pays Redwood a management fee and Redwood has agreed to pay all operating expenses incurred by the Fund, except for the management fee and certain other expenses. The management fee for each Target Fund and the corresponding Acquiring Fund are the same. Following the Reorganizations, the overall operating expenses incurred by each Acquiring Fund and paid by Redwood are expected to be lower than the current operating expenses incurred by the corresponding Target Fund and paid by Redwood.

5.	In the Dear Shareholder letter included in the Proxy Statement, it states “[after careful consideration, for the reasons discussed in the attached Proxy Statement/Prospectus, and based on the recommendation of the Target Funds’ investment adviser, Redwood, as well as in reliance upon certain representations and commitments made by Redwood to the Board, the Board has approved the Reorganizations and the solicitation of the Target Funds’ shareholders with respect to the Reorganization Agreement.” Please add the Board unanimously approved the Reorganizations to be consistent with disclosure contained in the Proxy Statement.

Response: The Registrant has revised the disclosure as follows:

After careful consideration, for the reasons discussed in the attached Proxy Statement/Prospectus, and based on the recommendation of the Target Funds’ investment adviser, Redwood, as well as in reliance upon certain representations and commitments made by Redwood to the Board, the Board has unanimously approved the Reorganizations and the solicitation of the Target Funds’ shareholders with respect to the Reorganization Agreement.

6.	Please add disclosure to the Dear Shareholder letter to indicate that the Board, including the independent trustees, unanimously recommends that shareholder of each Target Fund approve the Reorganization Agreement and the Reorganization.

Response: The Registrant acknowledges the Staff’s comment and respectfully declines to add the requested disclosure. The Registrant believes that the current disclosure is appropriate.

7.	In the Notice of Special Meeting of Shareholders, please define June 16, 2025, as the “Record Date.”

Response: The Registrant has revised the disclosure as follows:

Only shareholders of record of the Target Funds at the close of business on June 16, 2025 (the “Record Date”), the record date for this Special Meeting, will be entitled to notice of, and to vote at, the Special Meeting or any postponements or continuations after an adjournment thereof.

8.	In the Question and Answer regarding “How will each Reorganization work?”, please clarify that immediately after the Reorganization each shareholder of the Target Fund will hold a number of full shares of the Acquiring Fund equal in aggregate net asset value at the time of the exchange to the aggregate net asset value of such shareholder’s shares of the Target Fund immediately prior to the Reorganization.

Response: The Registrant has revised the disclosure as follows:

Shareholders of the Target Fund will become shareholders of the Acquiring Fund, and immediately after the Reorganization each such shareholder will hold a number of shares of the Acquiring Fund equal in aggregate net asset value at the time of the exchange to the aggregate net asset value of such shareholder’s shares of the Target Fund immediately prior to the Reorganization.

9.	In the Question and Answer regarding “Who is paying for expenses related to the Special Meeting and the Reorganizations?” please add disclosure that Redwood or any affiliate will bear the costs and expenses incurred in connection with the Reorganizations whether or not the Reorganizations are consummated. Additionally, please disclose the estimated direct expenses to be incurred by Redwood.

Response: The Registrant confirms that the estimated direct expenses to be incurred by Redwood will be included in the definitive Proxy Statement.

10.	In the Question and Answer regarding “How do I cast my vote?” please add disclosure that a proxy solicitor is to be used, as well as their contract and their costs.

Response: The Registrant has added the following disclosure:

Redwood has engaged Sodali & Co. to provide shareholder meeting services, including the distribution of this Proxy Statement and related materials to shareholders as well as assist the Target Funds in soliciting proxies for the Special Meeting at an anticipated cost of approximately $29,494.

11.	Under “Comparison of Investment Restrictions” please specify which fundamental investment policy applies to which Fund or make clear that the policies apply to all Funds.

Response: The Registrant has revised the disclosure as follows:

The fundamental and non-fundamental investment limitations for each Target Fund ~~of the Target Funds~~ and for each ~~the~~ Acquiring Fund~~s~~ are set forth in the following table.

12.	In the table of the comparison of non-fundamental investment restrictions please specify which non-fundamental investment policy apply to which Fund or make clear that the policies apply to all Funds.

Response: The Registrant has revised the disclosure as follows:

The ~~Funds observe the following~~ non-fundamental investment restrictions applicable to each Target Fund and each Acquiring Fund are set forth in the following table.

13.	Under “Background and Trustees’ Considerations Relating to the Proposed Reorganization”, please clarify why the Board considered the Reorganization in the first place (i.e., were the Funds losing assets or were there other issues?). Did the Board consider the Funds’ performance? If so, please add disclosure to the discussion.

Response: The Registrant confirms that the Board initially considered the Reorganization due to a proposal from Redwood, the adviser of each Target Fund and proposed adviser of each Acquiring Fund, that the Target Funds be reconstituted as series of IMST II. The Registrant notes this is disclosed in the first sentence of the section, “Background and Trustees’ Considerations Relating to the Proposed Reorganization” and considers the current disclosure to be sufficient as it also includes a discussion of the Adviser’s rationale for the Reorganizations. The Registrant also notes that the current disclosure states that the Board considered the historical performance of each Target Fund in determining whether to approve the Reorganization.

14.	In the sentence which reads, “[i]n reaching its decision to approve the Reorganizations, the Board concluded, in reliance upon the representations and commitments by Redwood to the Board, including with respect to actions taken or to be taken by Redwood, that the participation of the Target Funds in the Reorganizations is in the best interests of each Target Fund and that the interests of existing shareholders of each Target Fund would not be diluted as a result of the Reorganization”, please consider whether it would be appropriate to disclose such representations and commitments here.

Response: The Registrant has revised the disclosure as follows:

In reaching its decision to approve the Reorganizations, the Board concluded, in reliance upon the representations and commitments by Redwood to the Board, including with respect to actions taken or to be taken by Redwood, which include but were not limited to certain changes and enhancements to Redwood’s compliance program, that the participation of the Target Funds in the Reorganizations is in the best interests of each Target Fund and that the interests of existing shareholders of each Target Fund would not be diluted as a result of the Reorganization.

15.	In the disclosure regarding certain matters considered by the Board, please consider adding disclosure regarding any potential drawbacks or risks associated with the Reorganization to balance the disclosure regarding the expected benefits of the Reorganization.

Response: The Registrant has considered the Staff’s comment and has determined that the current disclosure is appropriate.

16.	In the disclosure regarding certain matters considered by the Board, it states that the Board considered possible alternatives to the Reorganization, including liquidation. Please clarify why the Board considered liquidation should the Reorganizations not be approved.

Response: The Registrant confirms that the Board considered liquidation, among other possible alternatives, in the normal course of business of considering the Reorganization.

17.	In the capitalization table, please confirm that the information is consistent with the most current pro forma financial statements. Please ensure that any adjustments are reflected in a footnote to the capitalization table.

Response: The Registrant has updated the capitalization tables and confirms that the information is consistent with the most current pro forma financial statements. The Registrant further confirms that the adjustments are reflected in a footnote to the capitalization table. Please see the revised capitalization tables in Appendix B attached hereto.

18.	IMST II has six trustees, two of whom are considered “interested persons” as that term is defined under the 1940 Act. Please explain how the IMST II board satisfies the conditions of Section 15(f).

Response: The Registrant confirms the IMST II board currently satisfies the relevant provision of Section 15(f). In particular, Section 15(f) requires that, during the three-year period following the transaction, at least 75% of the Fund’s board of trustees must not be “interested persons” of the investment adviser or predecessor investment adviser within the meaning of Section 2(a)(19) of the 1940 Act. None of the IMST II trustees are “interested persons” of Redwood, the Funds’ investment adviser.

19.	Under “Effect of Abstentions and Broker ‘Non-Votes’”, please revise the disclosure to describe that broker non-votes will not be counted as votes present or as votes cast at the meeting.

Response: The Registrant has revised the disclosure as follows:

For purposes of determining the presence of a quorum for transacting business at the Special Meeting, all proxies voted, including abstentions, will be counted toward establishing a quorum. Because the proposal is expected to “affect substantially” a shareholder’s rights or privileges, a broker may not vote shares if the broker has not received instructions from beneficial owners or persons entitled to vote, even if the broker has discretionary voting power (i.e., the proposal is non-discretionary). Because the proposal is non-discretionary, the Trust does not expect to receive broker non-votes. Any broker non-votes received, however, will not be counted as votes present at the Special Meeting for purposes of determining quorum or as votes cast at the Special Meeting.

Assuming the presence of a quorum, abstentions ~~and broker “non-votes”~~ will have the effect of votes against the proposal. Abstentions will have no effect on the outcome of a vote on adjournment.

*  *  *  *  *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or required further clarification of any response, please contact me at (626) 385-5777.

The Registrant intends to file the Amendment on July 18, 2025 and seek acceleration of the Amendment to July 21, 2025.

/s/ Diane J. Drake
Diane J. Drake
Secretary

Appendix A

The following shows the fees and expenses for each Target Fund as of April 30, 2025. Only pro forma information is provided for each Acquiring Fund because each Acquiring Fund will not commence operations until the applicable Reorganization is completed, and the pro forma information is based on the average net assets of the corresponding Target Fund as of April 30, 2025. Each Acquiring Fund and Target Fund operates under a unitary fee contract structure. In a unitary fee contract structure, each Fund pays the adviser a fee, and each adviser has agreed to pay all expenses incurred by the Fund except for the management fee and certain other expenses. The unitary fee for each Acquiring Fund is the same as the unitary fee for the corresponding Target Fund.

LeaderShares® Activist Leaders® ETF (Target Fund)

LeaderShares® Activist Leaders® ETF (Acquiring Fund)

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Target Fund	Acquiring Fund (Pro Forma)
Management Fee	0.75%[1]	0.75%[2]
Distribution (12b-1) and Service Fees	0.00%	0.00%
Other Expenses	0.00%	0.00%[3]
Total Annual Fund Operating Expenses	0.75%	0.75%

[1]	Redwood provides investment advisory service, and pays most of the Target Fund’s operating expenses (except all brokerage fees and commissions, taxes, borrowing costs (such as dividend expense on securities sold short and interest), fees and expenses of other investment companies in which the Target Fund may invest, or extraordinary or non-recurring expenses as may arise, such as litigation to which the Target Fund may be a party and indemnification of the trustees and officers with respect thereto) in return for a “unitary fee.”

[2]	Redwood will pay all expenses incurred by the Acquiring Fund except for the management fee, interest, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, professional fees related to services for the collection of foreign tax reclaims, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act.

[3]	“Other Expenses” for the Acquiring Fund have been estimated for the current fiscal year by Redwood. Actual expenses may differ from estimates.

Example

The Example below is intended to help you compare the cost of investing in each Target Fund with the cost of investing in the corresponding Acquiring Fund on a pro forma basis. The Example assumes that you invest $10,000 in a Fund and then redeem all of your shares at the end of each period. The Example also assumes that your investment has a 5% annual return, that each Fund’s Total Annual Fund Operating Expenses remain as stated in the previous table and that distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as follows, if you redeem your shares:

LeaderShares® Activist Leaders® ETF	One Year	Three Years	Five Years	Ten Years
Target Fund	$77	$240	$417	$930
Acquiring Fund (Pro forma)	$77	$240	$417	$930

LeaderShares® AlphaFactor® Tactical Focused ETF (Target Fund)

LeaderShares® AlphaFactor® Tactical Focused ETF (Acquiring Fund)

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Target Fund	Acquiring Fund (Pro Forma)
Management Fee	0.99%[1]	0.99%[2]
Distribution (12b-1) and Service Fees	0.00%	0.00%
Other Expenses	0.00%	0.00%[3]
Total Annual Fund Operating Expenses	0.99%	0.99%

[1]	Redwood provides investment advisory service, and pays most of the Target Fund’s operating expenses (except all brokerage fees and commissions, taxes, borrowing costs (such as dividend expense on securities sold short and interest), fees and expenses of other investment companies in which the Target Fund may invest, or extraordinary or non-recurring expenses as may arise, such as litigation to which the Target Fund may be a party and indemnification of the trustees and officers with respect thereto) in return for a “unitary fee.”

[2]	Redwood will pay all expenses incurred by the Acquiring Fund except for the management fee, interest, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, professional fees related to services for the collection of foreign tax reclaims, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act.

[3]	“Other Expenses” for the Acquiring Fund have been estimated for the current fiscal year by Redwood. Actual expenses may differ from estimates.

Example

The Example below is intended to help you compare the cost of investing in each Target Fund with the cost of investing in the corresponding Acquiring Fund on a pro forma basis. The Example assumes that you invest $10,000 in a Fund and then redeem all of your shares at the end of each period. The Example also assumes that your investment has a 5% annual return, that each Fund’s Total Annual Fund Operating Expenses remain as stated in the previous table and that distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as follows, if you redeem your shares:

LeaderShares® AlphaFactor® Tactical Focused ETF	One Year	Three Years	Five Years	Ten Years
Target Fund	$101	$315	$547	$1,213
Acquiring Fund (Pro Forma)	$101	$315	$547	$1,213

LeaderShares® AlphaFactor® US Core Equity ETF (Target Fund)

LeaderShares® AlphaFactor® US Core Equity ETF (Acquiring Fund)

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Target Fund	Acquiring Fund (Pro Forma)
Management Fee	0.75%[1]	0.75%[2]
Distribution (12b-1) and Service Fees	0.00%	0.00%
Other Expenses	0.00%	0.00%[3]
Total Annual Fund Operating Expenses	0.75%	0.75%

[1]	Redwood provides investment advisory service, and pays most of the Target Fund’s operating expenses (except all brokerage fees and commissions, taxes, borrowing costs (such as dividend expense on securities sold short and interest), fees and expenses of other investment companies in which the Target Fund may invest, or extraordinary or non-recurring expenses as may arise, such as litigation to which the Target Fund may be a party and indemnification of the trustees and officers with respect thereto) in return for a “unitary fee.”

[2]	Redwood will pay all expenses incurred by the Acquiring Fund except for the management fee, interest, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, professional fees related to services for the collection of foreign tax reclaims, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act.

[3]	“Other Expenses” for the Acquiring Fund have been estimated for the current fiscal year by Redwood. Actual expenses may differ from estimates.

Example

The Example below is intended to help you compare the cost of investing in each Target Fund with the cost of investing in the corresponding Acquiring Fund on a pro forma basis. The Example assumes that you invest $10,000 in a Fund and then redeem all of your shares at the end of each period. The Example also assumes that your investment has a 5% annual return, that each Fund’s Total Annual Fund Operating Expenses remain as stated in the previous table and that distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as follows, if you redeem your shares:

LeaderShares® AlphaFactor® US Core Equity ETF	One Year	Three Years	Five Years	Ten Years
Target Fund	$77	$240	$417	$930
Acquiring Fund (Pro forma)	$77	$240	$417	$930

LeaderShares® Equity Skew ETF (Target Fund)

LeaderShares® Equity Skew ETF (Acquiring Fund)

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Target Fund	Acquiring Fund (Pro Forma)
Management Fee	0.75%[1]	0.75%[2]
Distribution (12b-1) and Service Fees	0.00%	0.00%
Other Expenses	0.00%	0.00%[4]
Acquired Fund Fees and Expenses	0.06%	0.06%
Total Annual Fund Operating Expenses	0.81%	0.81%

[1]	Redwood provides investment advisory service, and pays most of the Target Fund’s operating expenses (except all brokerage fees and commissions, taxes, borrowing costs (such as dividend expense on securities sold short and interest), fees and expenses of other investment companies in which the Target Fund may invest, or extraordinary or non-recurring expenses as may arise, such as litigation to which the Target Fund may be a party and indemnification of the trustees and officers with respect thereto) in return for a “unitary fee.”

[2]	Redwood will pay all expenses incurred by the Acquiring Fund except for the management fee, interest, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, professional fees related to services for the collection of foreign tax reclaims, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act.

[3]	“Acquired Fund Fees and Expenses” are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Target Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Target Fund.

[4]	“Acquired Fund Fees and Expenses” and “Other Expenses” for the Acquiring Fund have been estimated for the current fiscal year by Redwood. Actual expenses may differ from estimates.

Example

The Example below is intended to help you compare the cost of investing in each Target Fund with the cost of investing in the corresponding Acquiring Fund on a pro forma basis. The Example assumes that you invest $10,000 in a Fund and then redeem all of your shares at the end of each period. The Example also assumes that your investment has a 5% annual return, that each Fund’s Total Annual Fund Operating Expenses remain as stated in the previous table and that distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as follows, if you redeem your shares:

LeaderShares® Equity Skew ETF	One Year	Three Years	Five Years	Ten Years
Target Fund	$83	$259	$450	$1,002
Acquiring Fund (Pro Forma)	$83	$259	$450	$1,002

LeaderShares® Dynamic Yield ETF (Target Fund)

LeaderShares® Dynamic Yield ETF (Acquiring Fund)

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Target Fund	Acquiring Fund (Pro Forma)
Management Fee	0.75%[1]	0.75%[2]
Distribution (12b-1) and Service Fees	0.00%	0.00%
Other Expenses	0.00%	0.00%[3]
Total Annual Fund Operating Expenses	0.75%	0.75%

[1]	Redwood provides investment advisory service, and pays most of the Target Fund’s operating expenses (except all brokerage fees and commissions, taxes, borrowing costs (such as dividend expense on securities sold short and interest), fees and expenses of other investment companies in which the Target Fund may invest, or extraordinary or non-recurring expenses as may arise, such as litigation to which the Target Fund may be a party and indemnification of the trustees and officers with respect thereto) in return for a “unitary fee.”

[2]	Redwood will pay all expenses incurred by the Acquiring Fund except for the management fee, interest, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, professional fees related to services for the collection of foreign tax reclaims, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act.

[3]	“Other Expenses” for the Acquiring Fund have been estimated for the current fiscal year by Redwood. Actual expenses may differ from estimates.

Example

The Example below is intended to help you compare the cost of investing in each Target Fund with the cost of investing in the corresponding Acquiring Fund on a pro forma basis. The Example assumes that you invest $10,000 in a Fund and then redeem all of your shares at the end of each period. The Example also assumes that your investment has a 5% annual return, that each Fund’s Total Annual Fund Operating Expenses remain as stated in the previous table and that distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as follows, if you redeem your shares:

LeaderShares® Dynamic Yield ETF	One Year	Three Years	Five Years	Ten Years
Target Fund	$77	$240	$417	$930
Acquiring Fund (Pro Forma)	$77	$240	$417	$930

Appendix B

The following table sets forth the unaudited capitalization of each Target Fund as of June 30, 2025, and the pro forma capitalization of each Acquiring Fund as if the Reorganization had occurred on such date. The following is for informational purposes only. No assurance can be given as to how many shares of the Acquiring Fund will be received by the shareholders of the Target Fund on the date the Reorganization takes place, and the foregoing should not be relied upon to reflect the number of shares of the Acquiring Fund that actually will be received on or after such date.

LeaderShares® Activist Leaders® ETF (Target Fund)

LeaderShares® Activist Leaders® ETF (Acquiring Fund)

Fund	Net Assets	Net Asset Value Per Share	Shares Outstanding
Target Fund	$15,802,954.04	$31.61	500,000.00
Acquiring Fund (Pro forma)	$15,802,954.04	$31.61	500,000.00

LeaderShares® AlphaFactor® Tactical Focused ETF (Target Fund)

LeaderShares® AlphaFactor® Tactical Focused ETF (Acquiring Fund)

Fund	Net Assets	Net Asset Value Per Share	Shares Outstanding
Target Fund	$98,991,515.75	$39.60	2,500,000.00
Acquiring Fund (Pro forma)	$98,991,515.75	$39.60	2,500,000.00

LeaderShares® AlphaFactor® US Core Equity ETF (Target Fund)

LeaderShares® AlphaFactor® US Core Equity ETF (Acquiring Fund)

Fund	Net Assets	Net Asset Value Per Share	Shares Outstanding
Target Fund	$175,392,798.15	$42.52	4,125,000.00
Acquiring Fund (Pro forma)	$175,392,798.15	$42.52	4,125,000.00

LeaderShares® Equity Skew ETF (Target Fund)

LeaderShares® Equity Skew ETF (Acquiring Fund)

Fund	Net Assets	Net Asset Value Per Share	Shares Outstanding
Target Fund	$75,072,873.38	$33.00	2,275,000.00
Acquiring Fund (Pro forma)	$75,072,873.38	$33.00	2,275,000.00

LeaderShares® Dynamic Yield ETF (Target Fund)

LeaderShares® Dynamic Yield ETF (Acquiring Fund)

Fund	Net Assets	Net Asset Value Per Share	Shares Outstanding
Target Fund	$50,988,544.29	$22.66	2,250,000.00
Acquiring Fund (Pro forma)	$50,988,544.29	$22.66	2,250,000.00